SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release that is being issued by Philippine Long Distance Telephone Company, entitled “M1 adopts Smart strategy in new mobile initiative aimed at Filipinos in Singapore”.

December 9, 2005

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith SEC Form 17-C with a copy of a press release entitled “M1 adopts Smart strategy in new mobile initiative aimed at Filipinos in Singapore”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

December 9, 2005

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a press release entitled “M1 adopts Smart strategy in new mobile initiative aimed at Filipinos in Singapore”.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  December 9, 2005

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release entitled “M1 adopts Smart strategy in new mobile initiative aimed at Filipinos in Singapore”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: December 9, 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PRESS RELEASE

M1 adopts Smart strategy in new mobile

initiative aimed at Filipinos in Singapore

SINGAPORE, 9 December 2005 – M1 and PLDT Singapore are entering into a strategic partnership to provide prepaid mobile services to the sizeable Filipino community in the region. The Co-operation Agreement was signed today by Neil Montefiore, Chief Executive Officer of M1 and Alfredo S Panlilio, President/CEO of PLDT Global.

The mobile services, targeted for launch in the first quarter of next year, will be marketed under the Smart brand by PLDT Singapore. Smart Communications, a wholly owned subsidiary of PLDT, is the leading cellular mobile operator in the Philippines and a household name to Filipinos.

Smart will use M1’s network and operational infrastructure to offer voice and SMS services to the estimated 130,000 Filipinos working in Singapore. It will also offer value-added services such as Filipino-centric contents and m-commerce services that will meet the needs of the Filipino community here.

This new venture will build on the existing close ties between M1 and Smart, which are both pioneer members of the regional group of mobile operators, Asia Mobility Initiative (AMI), formed in 2003.

M1’s Mr Montefiore, said: “This partnership will enable M1 to serve a very specific segment of mobile customers by leveraging on the unique competitive advantage that PLDT and Smart enjoy within the Filipino community. Leveraging on the SMART brand and the good understanding of the communication needs of this community, PLDT Singapore will be able to offer a suite of products and services that are tailor-made to appeal to customers. PLDT Singapore will of course be strongly supported by the excellent network and operational infrastructure provided by M1.”

PLDT Global’s Mr Panlilio said: “PLDT Global and SMART will bring their respective strengths in addressing the growing communications needs of the offshore Filipino communities. We are confident that our mobile services in Singapore, with the value of the PLDT and SMART brands and its uniquely Filipino features, will be a perfect fit for our OFWs. Partnering with M1 definitely strengthens our position to provide excellent service as we will utilise M1’s infrastructure.”

… more

About M1

M1, Singapore's most exciting and innovative mobile and IDD service provider, was launched in April 1997. Since then, it has made significant inroads into the local mobile communications market, gaining considerable brand presence and market share. M1 aims to be the leader in personal voice and data communications, focusing on value, quality and customer service. More information on M1 is available at www.m1.com.sg.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups - fixed line, wireless and information communications technology - PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Archipelago Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

About PLDT Singapore

PLDT Singapore is one of the regional operating arms of PLDT Global Corporation, the international sales and marketing arm of the PLDT Group of Companies and a wholly owned subsidiary of PLDT. It is a licensed Service-Based Operator (SBO) since 2001 offering long distance communication services to ethnic communities in Singapore, mainly the Filipino and South Asian markets. PLDT Global Corporation has other subsidiaries in Hong Kong, United Kingdom and United States.

About SMART

Smart Communications, Inc. is the Philippines' leading wireless services provider with 20.8 million subscribers on its GSM network as of end-September 2005. Of the total subscriber base served, 15.8 million are under the brands Smart Buddy, Smart Gold, addict mobile, addict mobile prepaid, Smart Infinity, Smart Kid, Smart Kid Prepaid and Smart ACeS. The remaining 5 million are serviced through its subsidiary, Pilipino Telephone Corp., under the GSM brand Talk 'N Text. Since launching its GSM service in 1999, SMART has introduced world-first wireless data services, including mobile commerce services such as Smart Money, Smart Load and Smart Padala. SMART is a wholly owned subsidiary of the Philippines ' dominant telecommunications carrier, the Philippine Long Distance Telephone Company.

Further information can be obtained by visiting the web at www.pldt.com.ph.

For further information:

M1	PLDT / SMART	PLDT SINGAPORE
Chua Swee Kiat	Ramon Isberto	Caroline Henson-Tada
General Manager, Corporate Communications MobileOne Ltd	Head, Corporate/Public Affairs Philippine Long Distance Telephone Co	Head-Legal PLDT (SG) Pte Ltd
DID: (65)6895 1060	Tel: (632) 511 3101	Tel: (65) 6332 9876
HP: (65) 96894627
Fax: (65) 6899 3902	Fax: (632)511-3100	Fax: (65) 6332 9875
Email: chuask@m1.com.sg	Email: rrisberto@smart.com.ph	Email: carol@pldtsg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: December 9, 2005